Filed pursuant to Rule 433
Free Writing Prospectus dated September 8, 2017
Registration Statement No. 333-201927-05

UNITED RENTALS (NORTH AMERICA), INC.
Pricing Term Sheet – September 8, 2017
$750,000,000 4.625% Senior Notes due 2025
$750,000,000 4.875% Senior Notes due 2028

The following information, filed pursuant to Rule 433, supplements the Preliminary Prospectus Supplement dated September 8, 2017, to the accompanying Prospectus dated March 12, 2015, filed as part of Registration Statement No. 333-201927-05, as amended by Post-Effective Amendment No. 1 thereto.

Issuer:	United Rentals (North America), Inc. (the “Issuer”)

Title of Securities:	4.625% Senior Notes due 2025 (the “2025 Notes”)	4.875% Senior Notes due 2028 (the “2028 Notes”)

Aggregate Principal Amount:	$750,000,000	$750,000,000

Distribution:	SEC Registered	SEC Registered

Gross Proceeds:	$750,000,000	$751,875,000

Net Proceeds (after underwriting discounts and commissions):	$740,625,000	$742,500,000

Maturity:	October 15, 2025	January 15, 2028

Issue Price:	100%, plus accrued interest from September 22, 2017	100.25%, plus accrued interest from August 11, 2017

Coupon:	4.625%	4.875%

Yield to Maturity:	4.625%	4.844%

Spread to Maturity:	+265 bps	+281 bps

Benchmark:	UST 2.000% due August 15, 2025	UST 6.125% due November 15, 2027

Interest Payment Dates:	April 15 and October 15	January 15 and July 15

Record Dates:	April 1 and October 1		January 1 and July 1

First Interest Payment Date:	October 15, 2017		January 15, 2018

Optional Redemption:

Except as set forth below under “Optional Redemption with Equity Proceeds” and “Make-Whole Redemption”, the Issuer will not be entitled to redeem the 2025 Notes at its option prior to October 15, 2020. The Issuer may, at its option, redeem some or all of the 2025 Notes at any time on or after October 15, 2020 at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the 2025 Notes redeemed to the applicable redemption date, if redeemed during the 12-month period beginning on October 15 of each of the years indicated below:

Except as set forth below under “Optional Redemption with Equity Proceeds” and “Make-Whole Redemption”, the Issuer will not be entitled to redeem the 2028 Notes at its option prior to January 15, 2023. The Issuer may, at its option, redeem some or all of the 2028 Notes at any time on or after January 15, 2023 at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the 2028 Notes redeemed to the applicable redemption date, if redeemed during the 12-month period beginning on January 15 of each of the years indicated below:

	Year	Percentage	Year	Percentage

	2020	102.313%	2023	102.438%

	2021	101.156%	2024	101.625%

	2022 and thereafter	100.000%	2025	100.813%

			2026 and thereafter	100.000%

Optional Redemption with Equity Proceeds:

At any time on or prior to October 15, 2020, the Issuer may, at its option, on one or more occasions, redeem up to 40% of the aggregate principal amount of the 2025 Notes with the net cash proceeds of certain equity offerings, at a price equal to 104.625% of the aggregate principal amount of the 2025 Notes redeemed plus accrued and unpaid interest, if any, to the redemption date.

At any time on or prior to January 15, 2021 the Issuer may, at its option, on one or more occasions, redeem up to 40% of the aggregate principal amount of the 2028 Notes with the net cash proceeds of certain equity offerings, at a price equal to 104.875% of the aggregate principal amount of the 2028 Notes redeemed plus accrued and unpaid interest, if any, to the redemption date.

Make-Whole Redemption:

At any time prior to October 15, 2020, the Issuer may redeem some or all of the 2025 Notes at a price equal to 100% of the aggregate principal amount of the 2025 Notes to be redeemed, plus a “make-whole” premium and accrued and unpaid interest, if any, to the redemption date.

At any time prior to January 15, 2023 the Issuer may redeem some or all of the 2028 Notes at a price equal to 100% of the aggregate principal amount of the 2028 Notes to be redeemed, plus a “make-whole” premium and accrued and unpaid interest, if any, to the redemption date.

Special Mandatory Redemption

If (i) the Neff Acquisition is not consummated on or before August 16, 2018 (the “Acquisition Deadline”), (ii) the Company has determined that the Neff Acquisition will not be consummated on or before the Acquisition Deadline and gives the Trustee a written notice to that effect, or (iii) the Neff Merger Agreement is terminated in accordance with its terms or by agreement of the parties thereto, and the Neff Acquisition has not been consummated, we will be required to redeem the 2025 Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but not including, the Special Mandatory Redemption Date. The “Special Mandatory Redemption Date” means the earliest to occur of (i) the Acquisition Deadline, if the Neff Acquisition is not consummated on or before such date, (ii) the 10th business day following written notification by the Company to the Trustee that the Company has determined that the Neff Acquisition will not be consummated on or before the Acquisition Deadline, and (iii) the 10th business day following the termination of the Neff Merger Agreement, if the Neff Acquisition has not been consummated.

If (i) the Neff Acquisition is not consummated on or before August 16, 2018 (the “Acquisition Deadline”), (ii) the Company has determined that the Neff Acquisition will not be consummated on or before the Acquisition Deadline and gives the Trustee a written notice to that effect, or (iii) the Neff Merger Agreement is terminated in accordance with its terms or by agreement of the parties thereto, and the Neff Acquisition has not been consummated, we will be required to redeem the 2028 Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but not including, the Special Mandatory Redemption Date. The “Special Mandatory Redemption Date” means the earliest to occur of (i) the Acquisition Deadline, if the Neff Acquisition is not consummated on or before such date, (ii) the 10th business day following written notification by the Company to the Trustee that the Company has determined that the Neff Acquisition will not be consummated on or before the Acquisition Deadline, and (iii) the 10th business day following the termination of the Neff Merger Agreement, if the Neff Acquisition has not been consummated.

Change of Control:	Upon certain change of control events, the Issuer must offer to repurchase the 2025 Notes at 101% of principal amount plus accrued and unpaid interest, if any, to the purchase date.	Upon certain change of control events, the Issuer must offer to repurchase the 2028 Notes at 101% of principal amount plus accrued and unpaid interest, if any, to the purchase date.

Trade Date:	September 8, 2017	September 8, 2017

Settlement Date:	September 22, 2017 (T+10)	September 22, 2017 (T+10)

Extended Settlement:

Delivery of the 2025 Notes will be made against payment therefor on September 22, 2017, which will be the tenth business day following the date of pricing of the Notes, or “T+10.” Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade 2025 Notes on the date of pricing or the next seven succeeding business days will be required, by virtue of the fact that the 2025 Notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the 2025 Notes who wish to trade the 2025 Notes prior to their date of delivery hereunder should consult their advisors.

Delivery of the 2028 Notes will be made against payment therefor on September 22, 2017, which will be the tenth business day following the date of pricing of the Notes, or “T+10.” Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade 2028 Notes on the date of pricing or the next seven succeeding business days will be required, by virtue of the fact that the 2028 Notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the 2028 Notes who wish to trade the 2028 Notes prior to their date of delivery hereunder should consult their advisors.

CUSIP/ISIN Numbers:	911365BH6 / US911365BH64	911365BJ2 / US911365BJ21

Bookrunners:

Morgan Stanley & Co. LLC

Barclays Capital Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

MUFG Securities Americas Inc.

Scotia Capital (USA) Inc.

Wells Fargo Securities, LLC

Co-Managers:	BMO Capital Markets Corp. PNC Capital Markets LLC SunTrust Robinson Humphrey, Inc. TD Securities (USA) LLC

The Issuer has previously filed a registration statement (including a prospectus and a preliminary prospectus supplement) on Form S-3 with the Securities and Exchange Commission (the “SEC”), as amended by Post-Effective Amendment No. 1 thereto, for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and post-effective amendment and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by emailing prospectus@morganstanley.com or by calling +1-866-718-1649.

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